                                  EXHIBIT 99.2



                           1994-1995 STOCK OPTION PLAN
                           FOR NON EMPLOYEE DIRECTORS


VOTED:              That the compensation structure for non-employee Directors
- ------              as set out in a Memorandum entitled "Management
December 2,         Recommendation for Board Compensation" dated November 29,
1994                1994 from Ralph Sheridan to the Directors, be adopted
                    effective retroactively to October 1, 1994, and that the Chairman receive 50% of his total annual compensation in stock and 50% in cash as set out in the Memorandum, a copy of which is attached to these minutes.

VOTED:              That the existing deferred compensation agreements between
- ------              the Company and certain of the Company's non-employee
December 2,         Directors be terminated or modified, and that nonstatutory
1994                stock options be granted, as set out in a Memorandum
                    entitled "Revised Management Recommendation for Modification of Director Deferred Compensation" dated December 2, 1994 from Ralph Sheridan to the Directors, a copy of which is attached to these minutes, be adopted effective retroactively to October 1, 1994.

VOTED:              That the establishment and naming of the 1994-1995 Stock
- ------              Option Plan for Non-Employee Directors, and the issuance of
May 22,             stock options to non-employee directors thereunder be, and
1996                hereby is, confirmed and approved.

                                 AS&E MEMORANDUM

TO:                Board of Directors

FROM:              Ralph Sheridan

SUBJECT:           Management Recommendation for Board Compensation

DATE:              November 29, 1994
================================================================================

In my memo to the Board on October 10, I proposed a compensation level for Directors of approximately $9,600 for an expected level of six Board or Committee meetings in a typical year, to be paid entirely in stock. This would be an increase of approximately 100% over the cash compensation previously payable in a typical year.

This memo proposes a fully articulated structure for this compensation structure.

Management recommends that compensation of non-employee Directors for all services as Directors during the period from October 1, 1994 through September 30, 1995, be as follows:

1. Each non-employee Director (except the chairman) will receive, promptly following approval of this recommendation, shares of the common stock of AS&E with a current value equivalent to $9,600, valued at the average price of the stock on December 2, 1994.

2. The Chairman will receive the equivalent of $28,200, which is equivalent to his current compensation. The full Board will determine the amount of this to be paid in stock (valued at the average price of the stock on December 2, 1994) and in cash.

3. All stock compensation will be paid by delivery of restricted (Rule 144) stock to each Director promptly following the annual meeting of the Board. The cash portion of the Chairman's compensation will be paid quarterly at the beginning of each fiscal quarter of the company during the ensuing year.

4. At the annual meeting of the Board beginning in 1995 and in each subsequent year, management will present a proposal structured similarly to paragraphs 1 and 2 above, setting out recommended compensation levels based on the company's results for the prior year, the change in the company's stock price during the year, the company's financial position, and (if available) statistical information for compensation of Directors at comparable companies.

                                 ASE MEMORANDUM

TO: Herman Feshbach, Hamilton Helmer, Donald McCarren, Ernest Moniz, Marie Spaulding

FROM:          Ralph Sheridan

SUBJECT: Revised Management Recommendation for Modification of Director Deferred Compensation

DATE:          December 2, 1994
================================================================================

This Memo sets forth the revised arrangements for deferred compensation of Directors. Each of you currently has a Deferred Compensation Agreement which provides for calculated payments to you for life, beginning at age 65.


Management has proposed that certain of these agreements be bought out in return for the granting of calculated numbers of nonqualified stock options, as follows:

                            Action                     Options Now                Options Yearly
                            ------                     -----------                --------------

Herman Feshbach             None                       0                          0
Hamilton Helmer             Buy-out                    13,000                     7,000
Don McCarren                Buy-out                    14,000                     7,000
Ernest Moniz                Buy-out                    32,000                     7,000
Marie Spaulding             Partial Buy-out?           To Be Determined           To Be Determined


All options will be non-qualified, will be priced at the average stock market price on the day of grant ($5.5625 on December 2, 1994, for the "Options Now"), and will vest on the date of the next Annual Meeting of Stockholders.

"Options Now" will be granted to each specified Director promptly after the December 2, 1994 meeting of the Board.

"Options Yearly" will be granted to each of the specified Directors on the date of each Annual Meeting of Stockholders, starting in 1995 and continuing in subsequent years, so long as he or she is re-elected at that meeting.

Options will be exercisable until the later of: (i) the tenth anniversary of the date of grant or the optionholder's 65th birthday. The options will expire earlier only if the optionholder ceases to be a Director prior to the date of the first Annual Meeting of Stockholders after the date of grant.

Management will provide Marie Spaulding with information to allow her to determine what portion of the Deferred Compensation, if any, will be bought out for options, calculated on the same basis as the other grants specified above.